

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Chengfang Lu
Acting Chief Financial Officer
LIZHI Inc.
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The People's Republic of China

>   **Re: LIZHI Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 28, 2023**
>   **File No. 001-39177**

Dear Chengfang Lu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1.   We note your statement that you reviewed your register of members and public filings made by your shareholders, including the Schedule 13G/A filed by Jinnan (Marco) Lai on February 14, 2023, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.	We note that your disclosures pursuant to Item 16I(b) use terms such as "our" or "us." It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to LIZHI Inc. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-9

5.	Considering the nature of the relationships with the VIEs, please revise the headers on page F-10 to remove the references to "direct or indirect" and "ownership." In this regard, please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements.

General

6.	Please provide a detailed legal analysis regarding whether the company and its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act"). In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

7.	Please provide a detailed legal analysis regarding whether the company or any of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators. Please also (i) specifically describe the types of assets included within "cash and cash equivalents" and "short-term investments" on your balance sheet and (ii) describe and discuss their proposed treatment for purposes of Section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the company in its VIEs are "investment securities" for purposes of Section 3(a)(2).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He